June 25, 2007

VIA FACSIMILE AND EDGAR (202) 772-9368

United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549
           Attn: Jason Wynn

RE:	Vaughan Foods, Inc.
Registration Statement Form S-1, File Number 333-137861

Dear Mr. Wynn:

           In connection with the above referenced offering and pursuant to the terms of Rule 418(a) (7) and (8) under Securities Act of 1933, as amended, the preliminary prospectus, dated January 30, 2007 was distributed in and outside the United States during the period from January 30, 2007 and April 3, 2007, the preliminary prospectus dated April 3, 2007 was distributed in and outside of the United States during the period from April 3, 2007 to June 6, 2007, and the preliminary prospectus dated June 6, 2007 was distributed in and outside of the United States during the period from June 6, 2007 to the present date.

           Of the preliminary prospectus dated January 30, 2007, approximately 2,600 preliminary prospectus were distributed to approximately 450 prospective Underwriters and Dealers. Approximately 3,100 preliminary prospectus were delivered to approximately 1,400 individuals and approximately 1,400 preliminary prospectus were delivered to approximately 600 institutional investors.

           Of the preliminary prospectus dated April 3, 2007, approximately 2,900 preliminary prospectuses were distributed to approximately 140 prospective Underwriters and Dealers. Approximately 1,900 preliminary prospectuses were delivered to approximately 1,900 individuals and approximately 950 preliminary prospectuses were delivered to approximately 200 institutional investors.

           Of the preliminary prospectus dated June 6, 2007, approximately 1,800 preliminary prospectuses were distributed to approximately 50 prospective Underwriters and Dealers. Approximately 800 preliminary prospectuses were delivered to approximately 800 individuals and approximately 350 preliminary prospectuses were delivered to approximately 150 institutional investors.

           Each of the underwriters has confirmed that it will deliver the preliminary prospectus dated June 6, 2007 to all persons to whom it expects to send confirmations of sale not less than 48 hours prior to the time it is expected to send such confirmations.

           In addition, the underwriters are aware of their obligations under Rule 15c2-8 of the Securities Act of 1934, as amended, and have taken reasonable steps to ensure compliance with such obligations.

Sincerely, Paulson Investment Company, Inc.

Trent D. Davis
cc: Mr. Paul Fischer	Chief Executive Officer

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